Contact:

Bob Rai, Director and CEO
604-247-2639

info@vancpharm.com

www.vancpharm.com

Vancouver, April 11, 2018: FOR IMMEDIATE RELEASE

VANC Announces Agreement for Acquisition of Corozon Platform

VANC Pharmaceuticals Inc. (“VANC”) is pleased to announce it has entered into a defintive agreement with Corozon Consulting Corporation (“Corozon Consulting”) for the acquisition of the Corozon Platform (“Platform”).  The Platform (www.corozonplatform.com) is an innovative portal designed to provide front line community pharmacists with the knowledge and tools to implement practice change and enhance their professional service programs. It is the first online service of its kind in Canada, addressing the lack of infrastructure to support pharmacy program and service delivery. The Platform benefits pharmacists by enabling them to offer sustainable and tailored care to their patients, potentially increasing their billables and improving competitiveness.

The Platform itself consists of two complementary modules. ’Corozon Academy’ offers practical professional education for community pharmacists. The Academy uses short video vignettes hosted by experts in different therapeutic areas to teach pharmacists how to implement, operationalize, and monetize unique clinical services.   ’Corozon Hardware’ is an e-commerce portal that allows pharmacists to order point-of-care diagnostic devices and supplies. Through these two modules the Platform provides easy access to the latest point-of-care diagnostic devices and also extensive information on how to implement these devices into daily pharmacy practice.

“The unique clinical programs, easy to navigate site, and ready to use tools have quickly made the Corozon Platform the go to site for pharmacists looking to change their practice” says Bryan Gray, managing partner of Corozon Consulting. “The platform aligns well with VANC Pharmaceuticals’ new strategic direction.”

“The Corozon Platform furthers our position as a leader in point-of-care technology for community pharmacies. It will also help to promote VANC’s current portfolio, including the INSTI HIV Antibody Test and our HealthTab system, to the large number of pharmacists already using the site, as well as serve as an additional distribution channel and revenue source for the company,” says VANC CEO Bob Rai.

Pursuant to the terms of the definitive agreement, the purchase price payable by VANC to Corozon Consulting in respect of the Platform will be satisfied by the payment of $50,000 in cash, which will be paid in twelve (12) equal monthly installments following the closing date and the issuance of 909,090 common shares in the capital of VANC at a deemed price of $0.22 per common share, issuable on the closing date (the “Payment Shares”). The Payment Shares to be issued under the transaction will be subject to a four month and one day hold period pursuant to applicable securities laws. In addition, 75% of the Payment Shares will be subject to a resale restriction for a period of 12 months after the closing date. Closing of the acquisition is subject to customary closing conditions, including receipt of TSX Venture Exchange approval.

About Corozon:

Corozon® is an innovative consulting firm comprised of a team of pharmacy leaders and award winning pharmacists. Corozon® is committed to supporting the pharmaceutical industry in developing, testing, and implementing novel clinical programs into community pharmacy practice. Given the rapidly evolving scope of practice, changing legislation, and transforming consumer demand, our team, armed with its unique solution portfolio, is positioned to facilitate navigation in this environment.

www.corozonconsulting.com

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About VANC Pharmaceuticals Inc.

VANC Pharmaceuticals aims to become the partner of choice for forward-thinking pharmacies across Canada. With an established sales force, distribution network, and team of highly experienced professionals in pharmacy, point-of-care testing and health technology, VANC is growing beyond generics to provide pharmacists with innovative, value-added products and services to expand their scope of practice and support their evolving role as front-line healthcare providers.

www.vancpharm.com

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For more information, please contact Bob Rai at 604-247-2639 or by email at info@vancpharm.com .

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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